UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CESCA THERAPEUTICS INC.

(Name of Issuer)

Common stock, par value $0.001

(Title of Class of Securities)

157131103

(CUSIP Number)

Yishu Li

c/o Boyalife (Hong Kong), Ltd.

800 Jiefang Road East

Wuxi City, China 214002

Tel: (+86) 0510-81808111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 157131103	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yishu Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Cash Reserve of Boyalife (Hong Kong), Ltd., which is 100% owned by Yishu Li
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 26,470,588 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 26,470,588 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,470,588 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14.	TYPE OF REPORTING PERSON (see instructions) Individual
(1)	Ms. Yishu Li has 100% ownership of Boyalife (Hong Kong), Ltd., which acquired 14,705,882 shares and warrants to purchase 11,764,706 shares on February 13, 2016.
(2)	On March 7, 2016, CESCA conducted a 20:1 reverse split. Amount of securities beneficially owned by Ms. Yishu Li post-split was 735,295 shares.

2

CUSIP No. 157131103	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Schedule 13D (this “13D”) is filed with respect to the Common Stock, par value $0.001 per share (the “Shares”), of Cesca Therapeutics Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2711 Citrus Road, Rancho Cordova, CA 95742.

Item 2.  Identity and Background.

(a) (b) (c) and (f)

Yishu Li is a 100% owner of Boyalife (Hong Kong), Ltd. She is a residence and citizen of China. Boyalife (Hong Kong), Ltd. is a Pharmaceutical and Healthcare business, which is formed under the law of China. Yishu Li can be reached at Boyalife (Hong Kong), Ltd., c/o Boyalife Group, Ltd., 800 Jiefang Road East, Wuxi City, China 214002

(d) The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Boyalife (Hong Kong), Ltd. uses its cash reserve to purchase of securities.

Item 4.  Purpose of Transaction.

Please refer to related filing by Boyalife (Hong Kong), Ltd.

Item 5.  Interest in Securities of the Issuer.

Reporting person owns 100% of Boyalife (Hong Kong), Ltd., which in turn has 14,705,882 shares and warrants to purchase 11,764,706 shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reporting person owns 100% of Boyalife (Hong Kong), Ltd., which in turn entered a purchase agreement to purchase shares from Issuer. Please refer to related filing by Boyalife (Hong Kong), Ltd.

Item 7.  Material to Be Filed as Exhibits.

None.

3

CUSIP No. 157131103	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yishu Li
Yishu Li

President
Boyalife (Hong Kong), Ltd.

3/24/2016

4